EXHIBIT 99.1

Press Release Including 2006 Outlook

Exhibit 99.1

Suncor Energy generates strong earnings
and cash flow during second quarter

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period amounts have been restated to conform to the current year’s presentation. Certain financial measures referred to in this document are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see “Non-GAAP Financial Measures” in Suncor’s 2006 second quarter management’s discussion and analysis (MD&A). This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas:one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded second quarter 2006 net earnings of $1.218 billion ($2.65 per common share), compared to $83 million ($0.18 per common share) in the second quarter of 2005. Excluding the impact of the reduction of federal and Province of Alberta income tax rates and the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, 2006 second quarter net earnings were $755 million ($1.64 per common share), compared to $38 million ($0.08 per common share, excluding the impact of insurance proceeds) in the second quarter of 2005. Cash flow from operations was $1.320 billion in the second quarter of 2006, compared to $305 million in the second quarter of 2005.

SECOND QUARTER 2006 SUNCOR ENERGY INC.

“We will continue to focus our performance on maintaining a steady state, and operating in a reliable and safe manner.”
Rick George president and chief executive officer

The increase in net earnings was primarily due to higher oil sands production, strong commodity prices and lower income taxes due to lower federal and Alberta provincial income tax rates. Comparative production during the second quarter of 2005 was lower primarily as a result of equipment damaged by a January 2005 fire. These positive net earnings impacts were partially offset by the strengthening of the Canadian dollar and higher oil sands operating costs resulting from increased production volumes and higher royalty expenses. The same factors impacted cash flow from operations, excluding the impact of lower tax rates.

Net earnings for the first six months of 2006 were $1.931 billion ($4.21 per common share), compared to $150 million ($0.33 per common share) for the same period in 2005. Cash flow from operations for the first six months of 2006 was $2.634 billion, compared to $599 million in the first six months of 2005. Excluding the impacts of insurance proceeds, income tax revaluations and unrealized foreign exchange gains, net earnings for the first half of 2006 were $1.264 billion compared to $78 million in the same period for 2005.

Suncor’s total upstream production averaged 302,400 barrels of oil equivalent (boe) per day during the second quarter of 2006, compared to 160,600 boe per day in the second quarter of 2005. Oil Sands production during the second quarter of 2006 averaged 267,300 barrels per day (bpd). This consisted of 258,800 bpd of synthetic crude oil and 8,500 bpd of bitumen, which was sold directly to the market. Production during the second quarter of 2005 averaged 128,200 bpd, including 9,600 bpd of bitumen. Natural gas production in the second quarter of 2006 was 189 million cubic feet (mmcf) per day, compared to second quarter 2005 production of 175 mmcf per day.

During the second quarter of 2006, Oil Sands cash operating costs averaged $18.30 per barrel, compared to $27.10 per barrel during the second quarter of 2005. The decrease in cash operating costs per barrel is due to operating expenses being spread over significantly more barrels of production.

In Suncor’s Canadian downstream operations, higher refining margins were partially offset by reduced refinery utilization compared to the second quarter of 2005. Margins were also higher in U.S. downstream operations, while refinery utilization remained consistent compared to the second quarter of 2005.

“Steady production across all our businesses was a key contributor to solid earnings and cash flow,” said Rick George, president and chief executive officer. “We will continue to focus our performance on maintaining a steady state, and operating in a reliable and safe manner.”

GROWTH UPDATE

Suncor’s next major growth phase targets an increase in oil sands production capacity to 350,000 bpd in 2008. The centrepiece of the expansion is the addition of a third pair of cokers to Upgrader 2. Engineering on this portion of the project is nearing completion and construction is approximately 45% complete. This project is on schedule and on budget.

Work under way also includes the expansion of Suncor’s Firebag in-situ operations, with construction targeted for completion in 2007. The project, which is expected to increase the bitumen production capacity of Firebag Stages 1 and 2, also includes the addition of cogeneration facilities. This project is also on schedule and on budget, with construction approximately 15% complete for the expansion project and approximately 55% complete for the cogeneration project.

In June 2006, Suncor acquired three new oil sands permits, located approximately five kilometres southwest of the company’s Fort McMurray oil sands operations. The three land permits are adjacent to mining leases previously acquired by Suncor.

In July 2006, a regulatory hearing was held on Suncor’s planned third upgrader and Steepbank Mine extension. During the hearing, Suncor and various stakeholders addressed the economic benefits and social and environmental challenges related to the project. The regulator is expected to deliver its written decision before the end of the year. Pending regulatory and Board of Directors approval, Suncor plans to begin construction in 2007.

The upgrader, mine and associated facilities are central to the company’s goal of increasing production to between 500,000 and 550,000 bpd in the 2010 to 2012 timeframe. Suncor has not yet announced capital cost estimates for the project as these costs, together with the final configuration of the project, are still under development. However, preliminary figures including those in Suncor’s Voyageur regulatory approval application, are under upward pressure. The company expects to advance project development plans and cost estimates to a level appropriate to seek Board of Directors’ approval in 2007.

In its U.S. downstream operations, Suncor successfully completed a US$445 million modification to its Commerce City refinery, allowing the facility to meet new regulations for low sulphur diesel fuel. In addition to these modifications to meet clean fuels regulations, the upgrade is also expected to improve the refinery’s environmental performance, and enable Suncor to integrate a broader slate of crude oil feedstocks, including oil sands sour synthetic crude.

During the second quarter of 2006, Suncor also began commissioning a diesel desulphurization unit at its Sarnia refinery (completed in July 2006). The new desulphurization unit is the first phase of a two-part expansion and upgrade of the facility. The second phase of this $800 million project is expected to increase the refinery’s capacity to process sour synthetic crude oil from Suncor’s oil sands operations in Fort McMurray, Alberta. This second and final phase of the project is scheduled for completion in 2007.

“Our downstream plans are closely integrated with Suncor’s oil sands strategy,” said George. “Finishing the work of upgrading oil sands products in Sarnia and Denver should provide a capital cost advantage over building the facilities in Fort McMurray.”

Also in Suncor’s Canadian downstream operations, the company began commissioning and start-up of a new ethanol facility in late June 2006 (completed in July 2006). The facility is the largest of its kind in Canada, and is expected to produce approximately 200 million litres of ethanol annually. The ethanol produced will be used for blending in gasoline products.

As Suncor invests for future growth, prudent debt management remains a priority. With oil sands production at full capacity and higher commodity prices, net debt was reduced to $2.2 billion at the end of the second quarter, compared with $2.8 billion at the end of the first quarter, 2006.

OUTLOOK FOR 2006

Suncor’s outlook provides management’s targets for 2006 in certain key areas of the company’s business. Outlook targets are subject to change.

	Six months ended June 30, 2006	2006 Full Year Outlook
Oil Sands
Production (bpd) (1)	266 000	260 000
Diesel	13%	11%
Sweet	45%	45%
Sour	42%	44%
Realization on crude sales basket	WTI @ Cushing less	WTI @ Cushing less
	Cdn$5.75 per barrel	Cdn$5.50 to $6.50 per barrel
Cash operating costs (2)	$18.65 per barrel	$18.75 to $19.50 per barrel
Natural Gas
Natural gas production (mmcf/d)	193	205 to 210

(1)                                 The 260,000 bpd target consists entirely of synthetic crude oil barrels. However, Suncor-produced bitumen may be sold directly to the market depending on certain market or operational conditions. The 266,000 bpd in the first six months of 2006 includes 4,300 bpd of bitumen sold directly to the market.

(2)                                 Effective January 1, 2006, cash operating costs per barrel, before commissioning and start-up costs, reflect a change in accounting policy to expense overburden costs as incurred (see page 13 of Suncor’s second quarter 2006 MD&A). The change in accounting policy for overburden resulted in non-cash costs being reclassified to cash costs. Therefore cash operating costs per barrel projections for 2006 have increased by $2.75 per barrel from the original outlook of $16 to $16.75 per barrel. However, total operating costs are not significantly impacted. All comparative balances have been retroactively restated for these changes in all 2006 Reports to Shareholders.

Cash operating costs are sensitive to natural gas prices. The estimate of $18.75 to $19.50 per barrel assumes a natural gas price of US$6.75 per thousand cubic feet (mcf) at Henry Hub. Cash operating costs per barrel are not prescribed by GAAP. This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. Accordingly, Suncor will, as part of its management’s discussion and analysis, also continue to provide separate cash operating cost calculations for Firebag in-situ operations. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures” in Suncor’s 2006 second quarter MD&A.

For a discussion of risks and uncertainties that may affect our financial performance, see pages 33 to 40 in our 2005 Annual Information Form.